PricewaterhouseCoopers LLP Chartered Accountants One Lombard Place, Suite 2300 Winnipeg, Manitoba Canada R3B 0X6 Telephone +1 (204) 926 2400 Facsimile +1 (204) 944 1020

June 18, 2003

Consent of Independent Auditors

We hereby consent to the use in this Annual Report on Form 40-F/A of CanWest Global Communications Corp. of our report dated November 1, 2002, except as to note 18 which is as of April 3, 2003 and the revision to note 20, which is as of June 6, 2003, relating to the consolidated financial statements of CanWest Global Communications Corp. as of August 31, 2002 and 2001 and for the years ended August 31, 2002 and 2001.

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